04031304

MAY 28 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
JUN 01 2004
THOMSON FINANCIAL

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab Limited ("Tab") disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*

2. Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP Holdings Limited ("TABCORP"), a notice of variation extending the offer period, a supplementary bidder's statement lodged with the Australian Securities and Investments Commission ("ASIC") on May 4, 2004 and a flyer entitled "9 good reasons".*

Part II - Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNiTAB Limited ("UNiTAB") and TAB Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

---

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

O. ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*

R. ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*

S. ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*

T. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*

U. ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.*

V. ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*

W. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 24, 2004.*

X. ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.**

Y. Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.**

Z. ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.**

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

---

* Previously furnished.

** Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________

Peter Caillard

Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: ______________________

Peter Caillard

Director

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab Limited ("Tab") shareholders, such despatch commencing on April 21, 2004.*	
2	Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period, a supplementary bidder's statement lodged with ASIC on May 4, 2004 and a flyer entitled "9 good reasons".*	
A	Bidder's Statement lodged with the Australian Securities and Investments Commission ("ASIC") (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*	
B	The annual financial report for TABCORP Holdings Limited ("TABCORP") for the year ended June 30, 2003.*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003.*	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003.*	
E	All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ("ASX") since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and TAB Limited or the proposed merger between UNITAB Limited ("UNiTAB") and TAB Limited'.*	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*	

* Previously furnished.
** Furnished herewith.

Exhibit	Description	Page
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*	
O	ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*	
P	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
Q	ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*	
R	ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*	
S	ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*	
T	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*	
U	ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.*	
V	ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*	
W	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
X	ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.**	7
Y	Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.**	9
Z	ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.**	12

* Previously furnished.

** Furnished herewith.

Exhibit X

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

27 May 2004

Mr James Gerraty
Manager Companies – Melbourne
Australian Stock Exchange Limited
Level 3, 530 Collins Street
Melbourne Vic 3000

Facsimile (03) 9614 0303

Dear Mr Gerraty

TAH – Request for Trading Halt

TABCORP Holdings Limited (***TABCORP***) requests that Australian Stock Exchange Limited grants a trading halt in TABCORP's ordinary shares.

The trading halt is sought pending the making of material announcements to the market. It is expected that, upon announcements being made, the trading halt will end.

TABCORP is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Peter Caillard
Executive General Manager – Corporate, Legal and Compliance

Exhibit Y

tab limited TABCORP

27 May 2004

Tab Board unanimously recommends increased final offer from TABCORP

TABCORP Holdings Limited (TABCORP) and Tab Limited (Tab) today announced that TABCORP proposes to increase its takeover offer for Tab and that the Tab Board now unanimously recommends that Tab shareholders accept TABCORP's improved offer, in the absence of a superior proposal.

TABCORP proposes to increase its takeover offer by 10 cents cash per Tab share, with payment of the increase conditional on TABCORP acquiring at least 90% of Tab shares.

TABCORP's increased offer values Tab shares at $4.77 per share based on TABCORP's closing share price on the ASX yesterday (subject to the effects of rounding) assuming TABCORP acquires at least 90% of Tab shares.

All of the Tab Directors who hold Tab shares intend to accept TABCORP's revised offer in relation to those shares.

TABCORP announced that its proposed offer is now final and will not be further increased other than in the unlikely event that another takeover offer for Tab, or a merger proposal involving Tab, is announced and TABCORP considers that an increase is necessary and appropriate to achieve control of Tab.

TABCORP's Chairman, Michael Robinson, said:

"We are delighted that the Tab Board has unanimously recommended TABCORP's offer."

"Our offer provides significant benefits for Tab shareholders including the opportunity to receive a significant premium for their Tab shares."

"Tab shareholders have the opportunity to become shareholders in TABCORP, Australia's premier gambling and entertainment group. We look forward to welcoming Tab shareholders as shareholders in TABCORP."

Tab's Chairman, Graham Kelly, said:

" The Board is pleased that TABCORP's increased offer has recognised the significant value that has been created by Tab since its listing in 1998."

"Our recommendation today has been driven by a desire to ensure that our shareholders' interests are best served. Tab's Board and management have been working to achieve the most attractive offer price available for our shareholders."

"It is worth noting that the Tab share price at the time we initiated industry consolidation in April 2003 was $3.05. The implied value of the TABCORP offer for Tab is $4.77 per Tab share as at 26 May 2004."

tablimited TABCORP

" This represents a return to Tab shareholders of 62%, or an increase in value of approximately $850 million during that time (including the benefits of dividends paid)."

"Tab's businesses are in excellent shape, offer significant strategic value and are well positioned for further growth. The quality of these businesses is reflected in the increased offer from TABCORP, which we now recommend shareholders accept, in the absence of a superior proposal (which the Board considers unlikely)."

TABCORP also announced that it will extend its offer by approximately two weeks so that the offer will now close at 7.00pm (Sydney time) on Wednesday, 23 June 2004, unless extended or withdrawn.

Mr Robinson concluded: "TABCORP's offer provides Tab shareholders with an exciting opportunity which they should accept now. To accept the offer, Tab shareholders should follow the instructions on the acceptance form they have received previously."

Tab shareholders can expect to receive supplementary offer documentation in due course.

If Tab shareholders have questions in relation to TABCORP's offer, they should call Tab's information line on 1300 137 984 or TABCORP's offer information line on 1800 010 202.

If Tab shareholders wish to obtain a replacement acceptance form, they should call the TABCORP offer information line on 1800 010 202.

For further information please contact:

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At Tab

Media enquiries –
Graham Cassidy
Tel (02) 92181199 or 0419 202317

Sue Cato
Tel 0419 282319

At UBS

Peter Scott
Managing Director
Tel (03) 9242 6273

Tim Antonie
Managing Director
Tel (03) 9242 6277

At Macquarie Bank

Michael Cook
Executive Director
Tel (02) 8232 4110 or
0400 086788

At ABN-AMRO

Simon Perrott
Managing Director
Tel (02) 8259 5312 or
0418 661 687

Exhibit Z

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

27 May 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

YEAR END REPORTING TIMETABLE

The following indicative dates are scheduled for the company's 2003/4 end of financial year reporting timetable;

- 26 August 2004 - full year results announcement
- 31 August - ex-dividend for final dividend
- 6 September - record date for final dividend
- 11 October - final dividend payment
- 29 November - Annual General Meeting

Confirmation of the dates relating to the final dividend will be provided in the full year results announcement.

Peter Caillard

Peter Caillard
Company Secretary